www.encysive.com phone 713.796.8822 fax 713.796.8232 Encysive Pharmaceuticals Inc. 4848 Loop Central Drive • Suite 700 • Houston, Texas • 77081
January 26, 2006
Via EDGAR and Federal Express
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 6010
Washington, D.C. 20549

Re:	Encysive Pharmaceuticals Inc.
Form 10-K for the fiscal year ended December 31, 2004
File No. 000-20117
Filed March 15, 2004
Dear Mr. Rosenberg:
     This letter is in response to the teleconference on January 13, 2006, with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Staff’s follow-up comments to the comment response letter of Encysive Pharmaceuticals Inc. (the “Company”) dated December 13, 2005, relating to the above referenced Form 10-K.
Form 10-K for the fiscal year ended December 31, 2004
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 35
1. Pursuant to the above referenced teleconference, the Company’s proposes to incorporate the following disclosure in its future filings:
We recognize royalty revenue as a licensee sells products and we have received sufficient information to record a receivable. Our royalty revenue is based on net sales of product, that is, sales net of discounts, returns and allowances. Argatroban is licensed to GlaxoSmithKline, or GSK, which distributes and sells the product, and from which we receive a quarterly royalty payment. At the time of each payment, GSK provides us with limited quarterly data related to the product’s gross sales, sales returns, discounts and allowances. While we are informed of the amount of product returns recorded each quarter, we do not have information necessary to identify the period or periods to which

www.encysive.com phone 713.796.8822 fax 713.796.8822 Encysive Pharmaceuticals Inc. 4848 Loop Central Drive • Suite 700 • Houston, Texas • 77081
such returns correspond. We believe that substantially all discounts and allowances pertain to current period sales. We also believe that a portion of sales recorded in each period will ultimately be returned, and therefore estimate future returns and their impact on royalty revenues. In the pharmaceutical industry, product returns are primarily influenced by remaining or expired shelf life, product withdrawals or recalls, significant price changes from competitors or the introduction of generic products or other new competition. We are not aware of any pending product recalls or withdrawals, significant price fluctuations or generic or new competition. Accordingly, we have estimated only the impact of product dating on returns.
Since we do not manufacture, sell or distribute Argatroban, we do not have information related to levels of inventory in the distribution channels. However, due to the cost of the drug and pressures on hospitals to minimize operating expenditures, we believe inventory levels are maintained at a minimally acceptable level. Inventory level is therefore not a part of the Company’s estimate process.
We have estimated remaining shelf life, which is an important reason for product returns, based upon the fact that Argatroban has an expiration date of two years from manufacture. Common industry practice is that prescription drugs can be returned to the manufacturer at any time; however, product is normally returned when the remaining shelf life is reduced to six months or less. Our reserve is therefore based upon an estimate of the percentage of sales made in the preceding 18-month period that may be returned in future periods. Initially, lacking any historical sales data for Argatroban and based upon management’s experience with other pharmaceutical products in the industry, management estimated that four percent of gross sales of Argatroban would be returned during future periods. Based upon subsequent analysis of historical sales data, we believe that differences between estimated and actual future returns will not have a material effect upon our results of operations or financial condition.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Commercialization Agreement, page F-23
2. We acknowledge the Staff’s written and verbal comments, and supplementally advise the Staff that our future filings will include additional disclosure that outlines the amount of revenue recorded for each financial statement period presented, our amortization methodology, including the facts that support our methodology, and the specific revenue recognition period.
     In connection with the Company’s response to the Staff, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in this filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing and (iii) the Company may not

www.encysive.com phone 713.796.8822 fax 713.796.8822 Encysive Pharmaceuticals Inc. 4848 Loop Central Drive • Suite 700 • Houston, Texas • 77081
assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please call the undersigned at (713) 578-6605 with any additional comments or questions you may have.

Regards,
/s/ Stephen L. Mueller

Stephen L. Mueller Vice President, Finance and Administration

cc:	Ms. Amy C. Bruckner, Staff Accountant
Ms. Mary Mast, Senior Accountant